
CONVERTIBLE
PROMISSORY NOTE
SERIES-1

Date of Note: ___[EFFECTIVE DATE]___

Principal Amount of Note: ___$[AMOUNT]___


Valuation Cap: $40,000,000[1]

Discount Rate: 10%

Interest Rate: 3%

Maturity Date: 36 months after Date of Note

For value received SFO84, Inc., a Delaware corporation (the "*Company*") promises to pay to the undersigned holder or such party's assigns (the "*Holder*") the principal amount set forth above with simple interest on the outstanding principal amount at the rate of 3% per annum commencing on the Date of Note through the Maturity Date; *provided, however*, that all interest shall stop accruing on the Maturity Date. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed.

1. **BASIC TERMS.**

    1.1. Series of Notes. This convertible promissory note (this "*Note*") is issued as part of a series of notes designated by the Note Series above (collectively, the "*Notes*") and issued in a series of multiple closings to certain persons and entities (collectively, the "*Holders*"). The Company shall maintain a ledger of all Holders.

    1.2. Payments. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Holders. All payments shall be applied first to accrued interest, and thereafter to principal. Interest will not compound and will be calculated on a simple interest basis, accruing annually.

    1.3. Prepayment. The Company may prepay the outstanding principal amount of this Note and any unpaid accrued interest at any time.

2. **CONVERSION AND REPAYMENT.**

    2.1. Conversion upon a Qualified Financing. In the event that the Company issues and sells shares of its equity securities ("*Equity Securities*") to investors (the "*Investors*") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $3,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity)) (a "*Qualified Financing*"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 1 minus the Discount Rate, and (ii) the quotient resulting from dividing Valuation Cap by the number of outstanding shares of capital stock of the Company as of the date of the Note (assuming conversion of all securities convertible into capital stock and exercise of all outstanding options and warrants, including all shares of capital stock reserved and available for future grant under any equity incentive or similar plan of the Company, and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (*e.g.*, Simple Agreements for Future Equity) (collectively, the "Fully-Diluted Capitalization")). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing.

    2.2. Conversion upon Non-Qualified Financing. In the event the Company issues and sells shares of its

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[1] Notwithstanding anything to the contrary contained herein, the first $125,000 of the Principal Amount of the Note issued pursuant to this Note shall have a Valuation Cap of $35,000,000.

Equity Securities to Investors in a Non-Qualified Financing prior to or after the Maturity Date, at the option of the Holder, then the outstanding principal amount of this Note and any unpaid accrued interest shall convert in whole without any further action by the Holder into Equity Securities sold in the Non-Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Non-Qualified Financing multiplied by 1 minus the Discount Rate, and (ii) the quotient resulting from dividing Valuation Cap by the Fully-Diluted Capitalization. The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Non-Qualified Financing. "*Non-Qualified Financing*" shall mean any equity financing of the Company, which is not a Qualified Financing.

2.3.   Conversion upon a Change of Control. If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, at the option of the Holder, (a) the Company shall pay the Holder 1.25 times the principal amount plus accrued and unpaid interest outstanding as of the date of the Change of Control, or (b) the Company shall convert the outstanding principal amount of this Note and any unpaid accrued interest into shares of Class B Common Stock of the Company ("*Class B Stock*") at a conversion price equal to the quotient resulting from dividing the Valuation Cap by the Fully-Diluted Capitalization. A "*Change of Control*" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization, continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property or (iv) the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act; *provided* that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled, or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control.

2.4.   Procedure for Conversion. In connection with any conversion of this Note into Equity Securities or Class B Stock of the Company (the "*Conversion Securities*"), the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company. The Company shall not be required to issue or deliver the Conversion Securities until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into the Conversion Securities, in lieu of any fractional Conversion Securities to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts. To secure the Holder's obligations to execute and deliver the documentation required by this subsection, the Holder hereby appoints the Chief Executive Officer of the Company as the Holder's true and lawful attorney, with the power to act alone and with full power of substitution, to execute and deliver all such documentation required by this subsection if, and only if, the Holder fails to execute or deliver such documentation as required by this subsection. The power granted by the Holder pursuant to this subsection is coupled with an interest and is given to secure the performance of the Holder's duties under this Note, and is irrevocable and will survive the death, incompetency, disability, merger or reorganization of the Holder.

2.5.   Interest Accrual. If a Change of Control, Qualified Financing or Non-Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control, Qualified Financing or Non-Qualified Financing, as applicable.

3.   REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to the Holder as of the date the first Note was issued as follows:

3.1.   Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the requisite corporate company power to own and operate its properties and assets and to carry on its business as now conducted and as proposed to be conducted. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

3.2.   Corporate Power. The Company has all requisite corporate power to issue this Note and to carry out and perform its obligations under this Note. The Company's Board of Directors (the "*Board*") has approved the issuance of this Note based upon a reasonable belief that the issuance of this Note is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation.

3.3. Authorization. All corporate action on the part of the Company, the Board and the Company's stockholders necessary for the issuance and delivery of this Note has been taken. This Note constitutes a valid and binding obligation of the Company enforceable in accordance with its terms, subject to laws of general application relating to bankruptcy, insolvency, the relief of debtors and, with respect to rights to indemnity, subject to federal and state securities laws. The Conversion Securities, when issued in compliance with the provisions of this Note, will be validly issued, fully paid, nonassessable, free of any liens or encumbrances and issued in compliance with all applicable federal and securities laws.

3.4. Governmental Consents. All consents, approvals, orders or authorizations of, or registrations, qualifications, designations, declarations or filings with, any governmental authority required on the part of the Company in connection with issuance of this Note has been obtained.

3.5. Compliance with Laws. To its knowledge, the Company is not in violation of any applicable statute, rule, regulation, order or restriction of any domestic or foreign government or any instrumentality or agency thereof in respect of the conduct of its business or the ownership of its properties, which violation of which would materially and adversely affect the business, assets, liabilities, financial condition, operations or prospects of the Company.

3.6. Compliance with Other Instruments. The Company is not in violation or default of any term of its certificate of incorporation or of any provision of any mortgage, indenture or contract to which it is a party and by which it is bound or of any judgment, decree, order or writ, other than such violation(s) that would not have a material adverse effect on the Company. The execution, delivery and performance of this Note will not result in any such violation or be in conflict with, or constitute, with or without the passage of time and giving of notice, either a default under any such provision, instrument, judgment, decree, order or writ or an event that results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, impairment, forfeiture, or nonrenewal of any material permit, license, authorization or approval applicable to the Company, its business or operations or any of its assets or properties. Without limiting the foregoing, the Company has obtained all waivers reasonably necessary with respect to any preemptive rights, rights of first refusal or similar rights, including any notice or offering periods provided for as part of any such rights, in order for the Company to consummate the transactions contemplated hereunder without any third party obtaining any rights to cause the Company to offer or issue any securities of the Company as a result of the consummation of the transactions contemplated hereunder.

3.7. No "Bad Actor" Disqualification. The Company has exercised reasonable care to determine whether any Company Covered Person (as defined below) is subject to any of the "bad actor" disqualifications described in Rule 506(d)(1)(i) through (viii), as modified by Rules 506(d)(2) and (d)(3), under the Act ("*Disqualification Events*"). To the Company's knowledge, no Company Covered Person is subject to a Disqualification Event. The Company has complied, to the extent required, with any disclosure obligations under Rule 506(e) under the Act. For purposes of this Note, "*Company Covered Persons*" are those persons specified in Rule 506(d)(1) under the Act; *provided, however*, that Company Covered Persons do not include (a) any Holder, or (b) any person or entity that is deemed to be an affiliated issuer of the Company solely as a result of the relationship between the Company and any Holder.

3.8. Offering. Assuming the accuracy of the representations and warranties of the Holder contained in subsection (b) below, the offer, issue, and sale of this Note and any Conversion Securities are and will be exempt from the registration and prospectus delivery requirements of the Act, and have been registered or qualified (or are exempt from registration and qualification) under the registration, permit or qualification requirements of all applicable state securities laws.

3.9. Use of Proceeds. The Company shall use the proceeds of this Note solely for the operations of its business, and not for any personal, family or household purpose.

4. REPRESENTATIONS AND WARRANTIES OF THE HOLDER. The Holder hereby represents and warrants to the Company as of the date hereof as follows:

4.1. Purchase for Own Account. The Holder is acquiring this Note and the Conversion Securities (collectively, the "*Securities*") solely for the Holder's own account and beneficial interest for investment and not for sale or with a view to distribution of the Securities or any part thereof, has no present intention of selling (in connection with a distribution or otherwise), granting any participation in, or otherwise distributing the same, and does not presently have reason to anticipate a change in such intention.

4.2. Information and Sophistication. Without lessening or obviating the representations and warranties of the Company set forth in subsection (a) above, the Holder hereby: (A) acknowledges that the Holder has received all the information the Holder has requested from the Company and the Holder considers necessary or appropriate for deciding whether to acquire the Securities, (B) represents that the Holder has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of the offering of the Securities and to obtain any additional information necessary to verify the accuracy of the information given the Holder and (C) further represents that the Holder has such knowledge and experience in financial and business matters that the Holder is capable of evaluating the

merits and risk of this investment.

4.3. Ability to Bear Economic Risk. The Holder acknowledges that investment in the Securities involves a high degree of risk, and represents that the Holder is able, without materially impairing the Holder's financial condition, to hold the Securities for an indefinite period of time and to suffer a complete loss of the Holder's investment.

4.4. Further Limitations on Disposition. Without in any way limiting the representations set forth above, the Holder further agrees not to make any disposition of all or any portion of the Securities unless and until:

4.4.1. There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

4.4.2. The Holder shall have notified the Company of the proposed disposition and furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition, and if reasonably requested by the Company, the Holder shall have furnished the Company with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration under the Act or any applicable state securities laws, *provided* that no such opinion shall be required for dispositions in compliance with Rule 144 under the Securities Act, except in unusual circumstances.

4.4.3. Notwithstanding the provisions of subsections (1) and (2) above, no such registration statement or opinion of counsel shall be necessary for a transfer by the Holder to a partner (or retired partner) or member (or retired member) of the Holder in accordance with partnership or limited liability company interests, or transfers by gift, will or intestate succession to any spouse or lineal descendants or ancestors, if all transferees agree in writing to be subject to the terms hereof to the same extent as if they were the Holders hereunder.

4.5. No "Bad Actor" Disqualification. The Holder represents and warrants that neither (A) the Holder nor (B) any entity that controls the Holder or is under the control of, or under common control with, the Holder, is subject to any Disqualification Event, except for Disqualification Events covered by Rule 506(d)(2)(ii) or (iii) or (d)(3) under the Securities Act and disclosed in writing in reasonable detail to the Company. The Holder represents that the Holder has exercised reasonable care to determine the accuracy of the representation made by the Holder in this subsection, and agrees to notify the Company if the Holder becomes aware of any fact that makes the representation given by the Holder hereunder inaccurate.

4.6. Foreign Investors. If the Holder is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Holder hereby represents that he, she or it has satisfied itself as to the full observance of the laws of the Holder's jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Note, including (A) the legal requirements within the Holder's jurisdiction for the purchase of the Securities, (B) any foreign exchange restrictions applicable to such purchase, (C) any governmental or other consents that may need to be obtained, and (D) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Holder's subscription, payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Holder's jurisdiction.

4.7. Forward-Looking Statements. With respect to any forecasts, projections of results and other forward-looking statements and information provided to the Holder, the Holder acknowledges that such statements were prepared based upon assumptions deemed reasonable by the Company at the time of preparation. There is no assurance that such statements will prove accurate, and the Company has no obligation to update such statements.

5. Irrevocable Proxy

5.1. The Holder hereby appoints, and shall appoint in the future upon request, Anton Waitz and Jean Bourcereau (collectively, the "Designated Proxies") as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Proxies determine is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Proxies for the accomplishment of the foregoing, including the amendment and waiver of any terms of this note in accord with Section 7.5 of the Note. The proxy and power granted by the Holder pursuant to this Section 5.1 are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of a Qualified Financing or Non-Qualified Financing (each, an "Equity Financing"), in which case the terms of Section 5.2 will thereafter govern. The proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding this instrument. The Designated proxies are each an intended third-party beneficiary of this Section 5.1 and Section 5.3 and have the right, power and authority to enforce the provisions hereof as though it was a party hereto.

5.2. After the date of the final closing of an Equity Financing, the Holder hereby appoints, and shall appoint in the future upon request, the then-current CEO, as the Holder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Holder, (i) vote all shares of the capital stock issued pursuant to the terms of this instrument as the holders of a

majority of the shares of capital stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of the CEO's authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Holder pursuant to this Section 5.2 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Holder is an individual, will survive the death, incompetency and disability of the Holder and, so long as the Holder is an entity, will survive the merger or reorganization of the Holder or any other entity holding shares of the capital stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 5.2 and Section 5.3 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

5.3.

5.3.1. Other than with respect to the gross negligence or willful misconduct of the Designated Proxies or the CEO, in his or her capacity as the Holder's true and lawful proxy and attorney pursuant to this Section 5 (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Holder pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Holder otherwise exist against the Proxy. The Holder shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Holder pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Holder the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the principal amount). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Holder or otherwise. The Holder acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

5.3.2. A decision, act, consent or instruction of the Proxy constitutes a decision of the Holder and is final, binding and conclusive upon the Holder. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Holder. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

5.4. The Holder hereby agrees to take any and all actions determined by the Board in good faith to be advisable to reorganize this instrument and any shares of the capital stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of the Holders.

6. EVENTS OF DEFAULT.

6.1. If there shall be any Event of Default (as defined below) hereunder, this Note shall accelerate and all outstanding principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an "*Event of Default*":

6.1.1. The Company fails to pay timely any of the outstanding principal amount due under this Note on the date the same becomes due and payable or any unpaid accrued interest or other amounts due under this Note on the date the same becomes due and payable' provided, however, that the Company is given notice of failure to make such payments and an opportunity to cure of note less than 30 days;

6.1.2. The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

6.1.3. An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company).

6.2. In the event of any Event of Default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by the Holder in enforcing and collecting this Note.

7. MISCELLANEOUS PROVISIONS.

7.1. Waivers. Company hereby waives demand, notice, presentment, protest and notice of dishonor.

7.2. Further Assurances. The Holder agrees and covenants that at any time and from time to time the Holder will promptly execute and deliver to the Company such further instruments and documents and take

such further action as the Company may reasonably require in order to carry out the full intent and purpose of this Note and to comply with state or federal securities laws or other regulatory approvals.

7.3. Transfers of Notes. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

7.4. Market Standoff. The Holder hereby agrees that the Holder shall not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of, any shares of Common Stock (or other securities) of the Company held by the Holder (other than those included in the registration) during the 180-day period following the effective date of the initial public offering of the Company (or such longer period, not to exceed 34 days after the expiration of the 180-day period, as the underwriters or the Company shall request in order to facilitate compliance with FINRA Rule 2241 or any successor or similar rule or regulation). The Holder agrees to execute and deliver such other agreements as may be reasonably requested by the Company or the managing underwriters that are consistent with the foregoing or that are necessary to give further effect thereto. In addition, if requested by the Company or the representative of the underwriters of Common Stock (or other securities of the Company), the Holder shall provide, within 10 days of such request, such information as may be required by the Company or such representative in connection with the completion of any public offering of the Company's securities pursuant to a registration statement filed under the Securities Act. The obligations described in this subsection shall not apply to a registration relating solely to employee benefit plans on Form S-1 or Form S-8 or similar forms that may be promulgated in the future, or a registration relating solely to a transaction on Form S-4 or similar forms that may be promulgated in the future. In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to such Common Stock (or other securities of the Company) until the end of such period. The Holder agrees that any transferee of any of the Securities (or other securities of the Company) held by the Holder shall be bound by this subsection. The underwriters of Common Stock (or other securities of the Company) are intended third-party beneficiaries of this subsection and shall have the right, power and authority to enforce the provisions hereof as though they were a party hereto.

7.5. Amendment and Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Designated Proxies pursuant to proxy granted under Section 5 provided that all Holders of the notice are given prompt written notice of such waivers and amendments.

7.6. Governing Law and Exclusive Jurisdiction. This Note shall be governed by and construed under the laws of the State of Delaware, as applied to agreements among Delaware residents, made and to be performed entirely within the State of Delaware, without giving effect to conflicts of laws principles. It is agreed that any dispute arising from or relating to the subject matter of this Note shall be governed by the exclusive jurisdiction and venue of the state and Federal Courts except where the jurisdiction and venue are mandated by applicable law.

7.7. Binding Agreement. The terms and conditions of this Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Note, expressed or implied, is intended to confer upon any third party any rights, remedies, obligations, or liabilities under or by reason of this Note, except as expressly provided in this Note.

7.8. Counterparts; Manner of Delivery. This Note may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.9. Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

7.10. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications to a party shall be sent to the party's address set forth on the signature page hereto or at such other address(es) as such party may designate by 10 days advance written notice to the other party hereto.

7.11. Expenses. The Company and the Holder shall each bear its respective expenses and legal fees incurred with respect to the negotiation, execution and delivery of this Note and the transactions contemplated

herein.

7.12. Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to the Holder, upon any breach or default of the Company under this Note shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach or default, or any acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character by the Holder of any breach or default under this Note, or any waiver by the Holder of any provisions or conditions of this Note, must be in writing and shall be effective only to the extent specifically set forth in writing and that all remedies, either under this Note, or by law or otherwise afforded to the Holder, shall be cumulative and not alternative. This Note shall be void and of no force or effect in the event that the Holder fails to remit the full principal amount to the Company within five calendar days of the date of this Note.

7.13. Entire Agreement. This Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other party in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein.

7.14. Exculpation among Holders. The Holder acknowledges that the Holder is not relying on any person, firm or corporation, other than the Company and its officers and Board members, in making its investment or decision to invest in the Company.

7.15. Severability. If any provision of this Note is, for any reason, held to be invalid or unenforceable, the other provisions of this Note will remain enforceable, and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.

7.16. Senior Indebtedness. The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "*Senior Indebtedness*" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

7.17. Broker's Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker's or finder's fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this subsection being untrue.

7.18. California Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO SUCH QUALIFICATION OR IN THE ABSENCE OF AN EXEMPTION FROM SUCH QUALIFICATION IS UNLAWFUL. PRIOR TO ACCEPTANCE OF SUCH CONSIDERATION BY THE COMPANY, THE RIGHTS OF ALL PARTIES TO THIS AGREEMENT ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED OR AN EXEMPTION FROM SUCH QUALIFICATION BEING AVAILABLE.

[Signature pages follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of [INVESTMENT DATE]   .

Investment Amount: $[AMOUNT]

COMPANY:

SFO84, Inc.

Founder Signature

Name: [FOUNDER NAME]

Title: [FOUNDER TITLE]

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]

Investor Signature

By: _____

By: _____

Name: [INVESTOR NAME]

Title: [INVESTOR TITLE]

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

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